



Nationstar MORTGAGE

February 8, 2011

VIA EMAIL

Office of Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: **Request for partial waiver of the Requirements of Item 301 of Regulation S-K in a Potential Form S-4**

Dear Sir/Madam:

We are writing with respect to the preliminary Registration Statement on Form S-4 (the "Registration Statement") filed on December 22, 2010 (File No. 333-171370) by Nationstar Mortgage LLC, a Delaware limited liability company (the "Company"), Nationstar Capital Corporation, a Delaware corporation, and the guarantors set forth therein. We also refer to the comment letter dated January 21, 2011 (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registration Statement. In comments no. 13 and 14 of the Comment Letter, the Staff advised the Company to submit a request to the Office of Chief Accountant for a partial waiver of the requirements of Item 301 of Regulation S-K to provide five years of selected financial data.

On July 11, 2006, FIF HE Holdings LLC, the current parent of the Company ("Parent"), acquired Centex Home Equity Company, LLC ("CHEC", a wholly-owned subsidiary of Centex Financial Services ("CFS"), from CFS (the "Acquisition") for $448.9 million. CFS is a wholly-owned subsidiary of Centex Corporation ("Centex"). After the Acquisition, CHEC was renamed Nationstar Mortgage LLC. CHEC as acquired by the Parent was organized into separate entities after the acquisition, including the Company and Nationstar Regular Holdings, Ltd, both wholly-owned subsidiaries of the Parent.

The Acquisition was not recorded as a reverse acquisition. Rather, pursuant to the guidance under ASC 805 Business Combinations, Parent, as a non-shell company, was deemed the acquirer of CHEC. Post the business combination:

- Majority voting rights (99%+) of Parent were held by private equity funds managed by affiliates of Fortress Investment Group LLC,

- Governing body of Parent was the board of managers (Tony Barone and Pete Smith), a new management group post acquisition, and

- Parent paid a premium over CHEC's assets acquired and liabilities assumed. Goodwill recognized at acquisition was $12 million.

The Registration Statement included selected financial data for the years ended December 31, 2009, 2008 and 2007 and for the period from July 11, 2006 (date of acquisition) through December 31, 2006. The Registration Statement also included any required selected financial data for the interim period after December 31, 2009 along with the comparative prior interim period. We have decided to request effectiveness of the Registration Statement from the Staff after we include the financial information for fiscal year 2010 in the amended Registration Statement. We respectfully request that the Office of Chief Accountant grant the Company relief to present selected financial data for the period from April 1, 2006 through July 10, 2006 (the "Waiver Period"). We are requesting this waiver as the selected financial data of the Predecessor for the Waiver Period is not presently available and the preparation of such financial data would be difficult for the Company to provide without unreasonable effort or expense. In addition, we believe that the Predecessor's financial data for the Waiver Period would not significantly contribute to an investor's understanding of the Company's historical financial performance and financial condition or the Company's future performance.

Prior to the Acquisition, CHEC was included in the historical consolidated financial statements of Centex and was included as a part of Centex's "Financial Services" segment. Separate financial statements for CHEC for the periods prior to the date of acquisition were not made available to Parent.

We recognize that Item 301 requires the Company to furnish in comparative columnar form the selected financial data for the each of the last five fiscal years. As previously indicated, we will request effectiveness after financial information for fiscal year 2010 is included in the amended Registration Statement. Fiscal year 2006 would be the earliest fiscal year required to be presented under Item 301. Accordingly, we are able to provide the selected financial data of the Company for all periods post acquisition as audited financial statements are available for periods subsequent to the date of acquisition.

Prior to the date of acquisition, CHEC (the Predecessor to Nationstar Mortgage LLC), was a wholly owned subsidiary of Centex Financial Services ("CFS"). CFS is a wholly owned subsidiary of the Centex Corporation ("Centex"). Prior to the acquisition, CHEC's fiscal year end was March 31 and CHEC's financial statement was consolidated with those of its parent company. For the initial filing, due to difference in year-end for Centex and the Company, periods required under Item 301 were as of and for the year ended March 31, 2006, as of July 10, 2006 and for the period from April 1, 2006 to July 10, 2006 (collectively, the "Predecessor Periods"), as of December 31, 2006 and for the period from July 11, 2006 to December 31, 2006 and as of and for the years ended December 31, 2007, 2008 and 2009 (collectively, the "Successor Periods"). When fiscal year 2010 information is available and included in the Registration Statement, the period from April 1, 2006 to July 10, 2006 would be the only relevant predecessor period.

The Company believes that selected financial data for the Predecessor Periods would be difficult to provide without unreasonable effort or expense and information provided for the Predecessor Periods would not be comparable to subsequent fiscal years and would not be useful to a potential investor. More specifically, we offer the following for your consideration:

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1). Audited or reviewed financials of CHEC on a stand-alone carved-out basis for the Predecessor Periods were not provided to the Parent as part of the acquisition process (although the general ledger that follows CHEC's accounting system and methodology was provided). Historically, CHEC was a subset of one of Centex's business segments.

2). Relevant financial information related to the Waiver Period financial data was not separately disclosed in the public filings of Centex and therefore cannot be extracted from such historical financial statements. In addition, the carve-out methodology to compile separate unaudited financial statements of CHEC would not be consistent with the condensed financial information presented in Centex's footnote disclosure.

3). In order to present selected financial data for the period from April 1, 2006 to July 10, 2006, the Company would need to:

- make assumptions for certain carve-out information, such as corporate allocations for the provision of corporate support services. This would most likely require conversation with Centex, which would be impractical as Centex has been acquired by Pulte, and the knowledgeable Centex personnel are no longer with Pulte, and

- make certain material adjustments in two carve-out steps (first for CHEC out of Centex financials, then the Company from CHEC's carved-out information) that might be considered necessary for financial information prior to July 2006 to make the stand-alone financial statements comparable. Even with CHEC's general ledger that is available, it would not be possible to carve out the post acquisition business to provide comparative statements, without discussion with Centex.

In addition, after the Acquisition, in the third quarter of 2007, the Company transformed the business from a subprime mortgage lender to a subprime mortgage servicer and conforming loan originator. As a result, financial information with respect to the business conducted before the acquisition would not provide useful information to investors about trends in the Company's financial condition and results of operation.

Given the reasons presented above, the Company believes that the process of attempting to create the record needed to properly prepare the financial data will be a lengthy, extremely difficult and expensive process, and may not, in fact, be achievable. Furthermore, the assumptions and adjustments the Company would have to make in order to prepare the financial information of the Waiver Period would inevitably be less comparable to Successor Periods as the financial information was prepared on a segment basis prior to the Acquisition and stand-alone afterwards. In any event, financial information for 2006 would not be comparable because information for different portions of the year would be prepared on a different basis. The Company does not believe that inclusion of financial information for the Waiver Period will provide any additional information with respect to material trends in the Company's business. Considering that the business model of the Company has evolved significantly over the past five years and the industry in which the Company operates also has undergone dramatic changes, the financial information for the Waiver Period would be more confusing than informative to investors, if included in the Registration Statement.

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If the requested waiver is granted, the Company will include disclosure in the Registrations Statement that the selected financial data for the Waiver Period has been excluded because of the unreasonable effort and expense required to provide such information and the limited usefulness of the data. The specific disclosure and selected financial data proposed for filings after February 14, 2011 is as follows:

Selected Historical Consolidated Financial Data

July 11, 2006 to December 31, 2006	Year Ended December 31,			
	2007	2008	2009	2010

The Company's request for waiver would be for the fiscal year ended March 31, 2006 and the period from April 1, 2006 through July 10, 2006.

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We greatly appreciate the Staff's time and consideration of the Company's request. Please contact the undersigned at (469-549-3416) with any questions or if we can be of any further assistance regarding the foregoing.

Very truly yours,



Jay Bray
Chief Financial Officer
Nationstar Mortgage LLC

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